Celebrating $1 billion in assets

08043007

PROCESSED
APR 0 8 2008
THOMSON
FINANCIAL

Table of Contents



Message to Shareholders
MARC LANGLAND

Marc Langland,
Chairman, President & CEO
Northrim Co-Founder
44 years in the financial industry

I am pleased to report that Northrim ended 2007 with more than $1 billion in assets, a 10% increase over 2006. Revenues grew 8% to $59.7 million in 2007, and our net interest margin remained steady at a strong 5.89%. Tangible book value grew 5% in 2007, to $14.51 per share.

While many of our financial indicators were positive, we did increase our provision for loan losses by $3 million. In 2007, net income declined to $11.7 million, compared to $13.0 million in 2006.

We completed our acquisition of Alaska First Bank & Trust in the fourth quarter of 2007, which contributed to our balance sheet growth and brought in an attractive deposit base. The transition of customer accounts went smoothly, and we expect to realize cost synergies through 2008 from the closure of two branches, elimination of duplicate positions, and better economies of scale.

From June 2006 to June 2007, Northrim's share of commercial deposits in the Alaska market grew, while our two larger competitors each lost market share. We are the third-largest commercial bank in Alaska, with 12% of Alaska's deposits, and 22% of deposits in our largest market, Anchorage.

To date, Alaska has not experienced the "subprime mortgage meltdown" affecting many other states. Our residential housing market continues to be stable, with standing inventories at manageable levels. According to the Mortgage Bankers Association National Delinquency Survey for the third quarter of 2007, the percentage of Alaska home loans that are 90 days past due or in foreclosure was 1.25%, less than half the national average of 2.95%.

In that and in many other ways, Alaska's economy is very different from that of the other 49 states, and we've devoted several pages of this annual report to highlighting those differences. I continue to be optimistic about Alaska's economic future. Resource development is leading Alaska's economic growth today, and we expect it to drive economic growth over the next decade. Oil prices remain at record high levels; the U.S. Department of Energy reported average oil prices of $72.30 per barrel for 2007. At these prices, Alaska's state government expects a $5 billion budget surplus over the next two years.

Alaskans are committed to developing a natural gas pipeline to access the huge proven reserves on the North Slope. With U.S. demand for natural gas increasing faster than supply, this project is now closer than ever to reality. Investments in engineering, construction and operations of the pipeline will support many Alaska businesses and jobs. The gas pipeline could deliver significant additional revenues to the state treasury. While the opportunities are great, we remain concerned about the State of Alaska's ability to reach agreement with the companies that own the rights to produce the gas on fiscal terms that will provide a basis for completing this project.

The mineral industry is also booming in Alaska. Commodities prices remain high, worldwide demand for minerals remains strong and investment capital is available for quality mining projects. Four very large hard-rock mines are operating in Alaska–Greens Creek, Red Dog, Ft. Knox and Pogo–and three other large prospects are in exploration and development.

We believe that Northrim is well positioned to take advantage of Alaska's economic growth. We have a solid market presence and the financial strength to capitalize on new opportunities. We have proven that our Customer First Service approach, our enduring business values and the experience and skills of our employees are unique in our markets. We take an active role in economic development programs and issues in Alaska, and our lending philosophy supports Alaska's entrepreneurs and growing oilfield services, native corporations and other commercial and industrial businesses.

Northrim is one of just a handful of publicly-traded companies based in Alaska, and we believe we delivered good value to our shareholders in 2007. We now pay an annualized dividend of 60 cents per share, and we distributed a 5% stock dividend in October. We also repurchased 137,500 shares of stock in 2007.

We look forward to the opportunities and challenges of the coming year, and appreciate your continued confidence and support.



Marc Langland
Chairman, President and CEO



Financial Snapshot

2007

Unaudited	2007	2006	2005	2004	2003
		(In Thousands Except Per Share Data)			
Net interest income	$49,830	$47,522	$43,908	$41,271	$39,267
Provision for loan losses	5,513	2,564	1,170	1,601	3,567
Other operating income	9,820	7,658	4,833	3,792	6,089
Other operating expense	34,929	31,368	29,477	26,535	24,728
Income before income taxes and minority interest	19,208	21,248	18,094	16,927	17,061
Minority interest in subsidiaries	290	296	-	-	-
Pre-tax income	18,918	20,952	18,094	16,927	17,061
Income taxes	7,260	7,978	6,924	6,227	6,516
Net income	$11,658	$12,974	$11,170	$10,700	$10,545
Earnings per share:					
Basic	$1.82	$2.02	$1.70	$1.60	$1.60
Diluted	1.80	1.99	1.64	1.55	1.53
Cash dividends per share	0.57	0.45	0.40	0.36	0.31
Assets	$1,014,714	$925,620	$895,580	$800,726	$738,569
Loans	714,801	717,056	705,059	678,269	601,119
Deposits	867,376	794,904	779,866	699,061	646,197
Long-term debt	1,774	2,174	2,574	2,974	3,374
Junior subordinated debentures	18,558	18,558	18,558	8,000	8,000
Shareholders' equity	101,391	95,418	84,474	83,358	75,285
Book value per share	$16.09	$15.61	$13.86	$13.01	$11.82
Tangible book value per share	$14.51	$14.48	$12.65	$11.97	$10.73
Net interest margin (tax equivalent)	5.89%	5.89%	5.66%	5.88%	6.04%
Efficiency ratio (cash)	57.99%	55.97%	59.72%	58.07%	53.71%
Return on assets	1.24%	1.46%	1.33%	1.41%	1.50%
Return on equity	11.70%	14.45%	13.17%	13.50%	14.89%
Equity/assets	10.00%	10.31%	9.44%	10.41%	10.19%
Dividend payout ratio	30.54%	21.43%	22.92%	21.57%	19.04%
Nonperforming loans/portfolio loans	1.59%	0.92%	0.86%	0.97%	1.72%
Net charge-offs/average loans	0.86%	0.16%	0.18%	0.16%	0.33%
Allowance for loan losses/portfolio loans	1.64%	1.69%	1.52%	1.59%	1.70%
Nonperforming assets/assets	1.56%	0.79%	0.69%	0.82%	1.40%
Number of banking offices	10	10	10	10	10
Number of employees (FTE)	302	277	272	272	268

Net Income | $*Thousands*



$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
2003
2004
2005
2006
2007

Loans | $*Thousands*



$1,000,000
$900,000
$800,000
$700,000
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
$0
2003
2004
2005
2006
2007

Assets | $*Thousands*



$1,000,000
$900,000
$800,000
$700,000
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
$0
2003
2004
2005
2006
2007

Understanding Alaska's Economy

BY TIM BRADNER

DESPITE ITS SMALL POPULATION, ALASKA IS A WEALTHY STATE, GENEROUSLY ENDOWED WITH NATURAL RESOURCES.







Alaska provides one-tenth of the nation's domestic oil supply and holds one-fifth of proven U.S. natural gas reserves. Its mineral resources are important, too. The world's largest zinc mine operates in Alaska as well as a number of other producing gold and base metals mines. New mines, including two of the world's largest gold mines, are now in advanced stages of exploration and development. Alaska also has an estimated one-fifth of the nation's coal resources, although most of these are in remote areas.

Sustainable Fisheries

The waters off Alaska's coasts support the nation's richest commercial fisheries. The big coastal salmon and offshore crab fisheries are experiencing improved harvests, and prices, while cyclical, are improving. Halibut, a high-value fishery, and the offshore pollock and cod fisheries will see reduced harvest quotas this year but these are conservation measures that are widely supported. Meanwhile, market prices remain strong for these fish. Most important, however, the state's fisheries are well managed and sustainable, so that Alaska is one of the few regions of the world where fisheries are not depleted. The Marine Stewardship Council, an international organization, has certified the management practices of several Alaska fisheries, which allows seafood producers to use an MSC eco-label in marketing to consumer groups concerned about sustainability of natural resources.

Tourists Enjoy Alaska's Beauty

The natural beauty of the state, and its pristine wilderness, are also considered a valuable natural resource. Visitors come to Alaska to experience unspoiled nature, creating a steadily growing, if mostly seasonal, tourism industry. Winter tourism has also shown growth, though it is still small compared with the summer. Visitors come to winter events like the 1,000-mile Iditarod sled dog race and from Asia to view the northern lights. The bulk of the nation's national parks and wildlife refuges are in Alaska, and superb outdoor recreation opportunities are a big draw.

Strategic Military Location

Alaska's geographic position atop the Pacific Rim is of strategic importance, also. Because of Alaska's location, military forces based in the state can be quickly shifted to many parts of the globe. Alaska also has ample open space for air and ground warfare training, which is constrained in other parts of the nation. While military bases have been closed in many parts of the U.S., Alaska's major installations have been expanded with more personnel being brought in. The nation's strategic missile defense installations are based in Alaska and a state-owned rocket launch facility on Kodiak Island plays a major role in the missile defense test program.



International Air Cargo Hub

Because Alaska is about midway on U.S.-Asia air routes, Alaska's airports, particularly in Anchorage, play an important support role for international air cargo movements. In Anchorage, the state's largest city, distribution hubs process much of the nation's outgoing and incoming air cargo from Asia. Alaska's airports provide services to a large number of air cargo airlines, including refueling, maintenance and cargo-switching. Many airlines base pilots and other crew in Anchorage.

Alaska's Native Corporations

Alaska has substantial "homegrown" investment capital, which spurs regional economic development. Twelve Alaska-based regional Native corporations and approximately 200 Native village corporations received 45 million acres of land and $962 million in cash in a 1971 settlement by Congress of long-standing aboriginal land claims. Today many of the Alaska's Native corporations have grown to become strong business enterprises with substantial financial resources. These corporations, when possible, prefer to invest in the state.

Well-funded State Government

Alaska's state government is financially strong as a result of the oil and gas resources located on state-owned lands. Alaska's "Permanent Fund" has a market value of nearly $40 billion. The state also holds about $3 billion in a surplus cash reserve fund and will enjoy an estimated $5 billion revenue surplus over the next two years because of high oil prices. The state Legislature is discussing plans to save part of the revenue surplus. In previous years the state has put surplus oil revenues into the Permanent Fund as well as the Constitutional Budget Reserve, a cash reserve. The state government also has state-owned development corporations which finance business development and housing. The Alaska Industrial Development and Export Authority and the Alaska Housing Finance Corporation were given endowments of oil revenues in the 1980s and today play an important role in sustaining the state's economy.

Alaskans Enjoy Prosperity

Overall, these advantages allow many Alaskans to enjoy relative prosperity, particularly in the state's larger communities. Anchorage, in Southcentral Alaska, is home to about half of the state's population and serves as the logistics, commercial and financial support center for most of the state. Per capita family income in Anchorage is comfortably above the national average while living costs are on par or below those of many major U.S. cities. Income and wealth are also relatively evenly distributed in Anchorage and other larger Alaska communities.

Alaskans also have ample disposable income, another reflection of prosperity. In Anchorage, retail sales (in dollars per square foot) are more than twice the national average, a fact not lost on major retail chains now building and expanding outlets in Alaska. Residents pay no state sales or income tax, and an annual distribution of a dividend from the Permanent Fund to citizens, a benefit unique to Alaskans, injects nearly $1 billion per year into the state's economy. The dividends are paid in the fall, which boosts retail sales during the holiday seasons.





Two Decades of Growth

Because of all this, Alaska has experienced almost two decades of continuous growth in employment. The economy is also more diversified, with less reliance on the oil and gas industry. However, natural resources are still critical, with minerals and seafood as well as oil, so economic trends are often counter-cyclical to the nation's trends. For example the present boom in commodities prices provides insulation for Alaska, to some degree, from an economic slowdown that threatens parts of the U.S.

Alaska's Economic Future

There are challenges Alaska faces, however. Although its cities are prosperous, many small villages in remote areas, mostly Alaska Native, face high unemployment and high costs, particularly for energy. The economic sustainability of small, outlying communities is a concern to many Alaskans. In some rural regions, however, producing mines are providing good jobs and several new mines in development will provide a lift to regions that are now economically distressed. In coastal areas, fisheries organizations are helping develop small near-shore fisheries that employ local residents. The well-capitalized Alaska Native-owned development corporations are also a force in rural Alaska, where their shareholders live.

Although the economy of the state has grown it is still small enough to be affected by single events that would be just a blip in the larger economies of other U.S. regions. A historical example is that construction of the trans-Alaska oil pipeline in the 1970s, a positive development, caused the state's small population to grow by a fifth. In the mid-1980s there was a negative event. Crude oil prices fell sharply, creating a sharp regional recession that created a population loss. The recession ended in 1989, however, when the tanker Exxon Valdez hit a reef in Prince William Sound, causing a massive oil spill. Several billion dollars spent on cleanup work boosted the economy.

In the 1990s the state entered a period of diversification and sustained growth, which makes the economy less vulnerable to shocks. An example is that in 1999 crude oil prices again fell sharply, this time to record low levels of $8 per barrel at one point. State revenues were strained but reserve funds cushioned the blow. Unlike in 1986 the state's economy hardly felt a ripple. Still, Alaska is not immune from international trends. A decline in oil or minerals demand in China, for example, could adversely affect the state's petroleum and minerals industries.

There are also long-term, structural trends that concern Alaska's business and political leaders. One is the long-term decline of oil production from the North Slope. The oil fields on the slope are some of the most prolific and efficient in the world with oil recoveries in some fields estimated at over 60 percent of the hydrocarbons physically in the rock. The fields are aging, however, and although new discoveries are being made the oil being produced is not being replaced fast enough. As a result, North Slope production is declining at an average rate of about 6 percent a year. Production is now about 700,000 barrels per day, but the rate of decline means within a few years state revenues could be under pressure. However, annual earnings from Alaska's Permanent Fund could offset these declines, although the state's leaders could also decide to impose taxes.

Rich in Oil and Gas Resources

There is a lot more oil yet to be developed in Alaska, however. Fifteen billion barrels have been produced since





the trans-Alaska oil pipeline was finished in 1977. There are at least 5 billion barrels of conventional oil left in known deposits and another 5 billion to 6 billion barrels of heavy oil that can most likely be produced, although this will require continuing improvements in technology. There is potential for new discoveries, also.

Alaska's Natural Gas

The big potential for the North Slope, however, is in finding a way to transport the 35 trillion cubic feet of proven natural gas reserves to market. These reserves are "stranded" because there is no gas pipeline. There are plans for building a pipeline but the required capital investment is huge, an estimated $25 billion to $45 billion. Because of the magnitude of the investment, companies involved in planning for the pipeline are concerned about the risks of construction cost increases and political risks, like tax increases. Various strategies of risk-reduction are being pursued.

It is likely that the challenges facing the pipeline can be overcome, however. If so, its development will greatly strengthen and extend the North Slope oil and gas producing industry, because new oil resources will be developed along with commercial sales of gas. Revenue from gas production will help pay the costs of maintaining the production infrastructure, which will lower the cost of producing oil. That will make it possible to develop and produce even more oil. Also, with a gas pipeline available companies will explore for gas. Until now exploration has been focused on finding oil. Since oil and gas are often found together the gas discoveries to date were a byproduct of oil exploration. With a gas pipeline, there will be a reversal of this, because more exploration for gas will result in more oil being found. The North Slope producing companies believe the synergies of all this could result in a North Slope industry that could last 50 years or more.

Untapped Resources

The North Slope is not the only oil-and gas-producing region of Alaska. Since the 1960s there have been commercial oil and gas fields in Cook Inlet, in southern Alaska. The region has considerably more potential and new exploration has resulted in new discoveries. Companies operating in Cook Inlet are now making investments in upgrading aged production infrastructure.

Other regions of Alaska are unexplored but have potential. With the present strength of oil prices, companies are just beginning to explore many of those places. Regions that have not seen exploration in recent years, such as the Bristol Bay area of southwest Alaska, are seeing new interest by industry. There is also potential for significant discoveries in Arctic offshore regions, such as the Beaufort and Chukchi Seas. Government geologists believe the Arctic may hold much of the world's remaining undiscovered oil and gas resources. The established oil production infrastructure of the North Slope will provide a logical support base for this in the years to come.

While there are challenges for Alaskans, the state has important assets and advantages. It has a generous endowment of natural resources, a strategic geographic location and financial resources held by the state government and Alaskan-owned businesses like the Alaska Native corporations. These benefits, plus the vitality and enterprise of Alaska's people, create the promise of a rich future.

Tim Bradner is the co-publisher of the Alaska Economic Report and the Alaska Legislative Digest. The views expressed are those of the author and are intended to give the reader an overview of the Alaska economy.



Highlights
2007

Assets Cross the Billion Dollar Mark

Total assets grew 10% to $1.01 billion at December 31, 2007, compared to $926 million a year ago. Commercial loans, which are 40% of the loan portfolio, were down 1% year over year. Commercial real estate loans, which comprised 34% of the loan portfolio at December 31, 2007, grew 2% and construction loans, which are 19% of the loan portfolio, declined 10% from a year ago. Consumer loans, which comprised 7% of the portfolio, grew 22% at December 31, 2007, compared to a year ago.

Deposits Up

Deposits grew 9% to $867 million at December 31, 2007, compared to $795 million at December 31, 2006. Northrim's High Performance Checking (HPC) program, including the launch of High Performance Checking for business in early 2007, continues to drive account acquisition.

Revenues and Book Value Up

Revenue (net interest income plus non-interest income) grew 8% to $59.7 million in 2007, boosted by a 28% rise in other operating income. Book value grew 8% to $16.09 per share. Tangible book value grew 5% to $14.51 per share.

Net Interest Margin Remains High

Net interest margin was 5.89%, equal to a year ago and well above the 3.39% average of FDIC-insured commercial banks reported in September 2007. Despite yield curve pressures, we maintained a high net interest margin.

Net Income Down on Higher Loan Loss Provisions

Net Income totaled $11.7 million for the year ended December 31, 2007, compared to $13 million for 2006. We increased our provision for possible loan losses by $3 million and are devoting significant skill, talent and effort to improving credit quality. In 2007, we formed a quality assurance department to provide independent, detailed financial analysis of our larger, more complex loans. This department also analyzes various aspects of the loan portfolio and has enhanced the procedures for reporting, and strategies for resolving, problem loans.

Northrim Acquires Alaska First Bank & Trust

In October, Northrim completed the acquisition of Alaska First Bank & Trust. Northrim added nearly 2,000 deposit accounts and Alaska First's loan portfolio contributed to Northrim's $1 billion asset milestone. The transition went smoothly thanks to the work of a large number of people who ensured the integration of all elements of the bank's systems. We have retained the majority of Alaska First's customers, and these customers now enjoy increased convenience via additional branch locations, longer operating hours, and more robust traditional and electronic products and services. After the acquisition, we decided to close both offices of Alaska First based on their proximity to existing Northrim Bank branches and the high cost of necessary upgrades. This cost savings, along with elimination of duplicate activities and economies of scale, contributed to the synergies we expect to accrue through 2008.

Business VISA Check Card offered

December marked the launch of VISA Business Check Cards, and participating business account holders will now have better transaction detail along with a more flexible way to access their funds.

Fairbanks Financial Center Construction Begins

Construction was begun on a new financial center in Fairbanks. The new Financial Center located in East Fairbanks has a lobby and drive-up lanes and will be the home of the Fairbanks Commercial Lending Department. The new branch brings to two the number of offices in Fairbanks. It is scheduled to open in April 2008.




DXRACINGINC


NITROGEN
COMPRESSED





Senior Managers

2007

Front row, left to right:
Chris Knudson, Marc Langland, Audrey Amundson.

Middle rows, left to right:
Dennis Bingham, Steve Hartung, Carolyn Jennings, Vic Mollozzi, Blythe Campbell, Kate Rice, Ken Ferguson, Lynn Wolfe, Suzanne Whittle, Tara Tetzlaff, Joe Beedle.

Back row, left to right:
Joe Schierhorn, Bob Shake, Paul Wellman.

Pictured at left:
Rich Jerger, Dan Lowell , Gary Roderick.

Northrim Bank Affiliates

2007

Northrim has affiliations with four diverse companies offering investment, health insurance, and mortgage services. These operations provide a broader range of services to our customers, contribute to earnings growth, and help reduce risk.

Residential Mortgage

Since 1998, Northrim Bank has held a position in the home mortgage industry through its affiliation with Residential Mortgage, LLC. The Alaskan-owned company qualifies single-family and multi-family home buyers for financing. The residential housing market in our market areas continues to be stable, with standing inventories at manageable levels. According to the Mortgage Bankers Association, Alaska home loans that are 90 days past due or in foreclosure total 1.25%, less than half the national average of 2.95%.

Pacific Wealth Advisors

Founded in 2005, Seattle-based Pacific Wealth Advisors, LLC is the holding company for state-chartered Pacific Portfolio Trust Company and an investment-advisory and wealth-services company, Pacific Portfolio Consulting LLC which was founded in 1992. Pacific Portfolio Consulting is a fee-only independent advisor focusing on wealth preservation and growth for affluent investors, corporations, and foundations in the Pacific Northwest and Alaska. They provide high-net worth individuals with financial, investment, and estate planning. In 2007, Pacific Portfolio surpassed $1.5 billion in assets under advisement and enjoyed a nearly 20% growth rate. Pacific Portfolio Trust Company provides trust services to individuals and corporations in support of the wealth management services provided by Pacific Portfolio Consulting.

Northrim Benefits Group

Alaska companies can benefit from the expertise of Northrim Benefits Group, an affiliate that provides customized employee health benefit solutions for businesses with 10 or more employees. The majority of Northrim Benefits Group's customers were able to keep their insurance costs the same or enjoy reduced premiums compared to the previous year. More activity from an increasing customer base resulted in increased revenues in 2007 compared to 2006.

Elliott Cove Capital Management

Northrim Bank helped to found this Seattle-based affiliate in 2003. At the end of 2007, Elliott Cove had more than $118 million in assets under management, a $9 million increase over year-end 2006. Northrim customers generated about half of the 2007 total. The rest came from five other partner community banks in the Pacific Northwest. Northrim has eight active Investment Advisor Representatives who sell Elliott Cove services to customers who, in turn, can choose from six portfolios to match their risk tolerance. We believe this passive investment approach is a good fit for many of Northrim's customers.












AIRPORT

Board of Directors

2007



Marc Langland
Director since 1990
Chairman, President and CEO



Chris Knudson
Director since 1990
Chief Operating Officer



Larry S. Cash
Director since 1995
President and CEO, RIM Architects (Alaska) since 1986.



Mark G. Copeland
Director since 1990
Owner of Strategic Analysis, LLC, a management consulting firm, since 1999.
Member of Copeland, Landye, Bennett and Wolf, LLP, a law firm, for 30 years prior to that time.



Ronald A. Davis
Director since 1997
CEO and Administrator, Tanana Valley Clinic until his retirement in 1998.
Secretary/Treasurer, Canoe Alaska from 1996 to 1999.
Vice President, Acordia of Alaska Insurance from 1999 to 2003.



Anthony Drabek
Director since 1991
President and CEO, Natives of Kodiak, Inc., an Alaska native corporation, since 1989.
Chairman and President, Koncor Forest Products Company.
Secretary/Director, Atikon Forest Products Company.



Richard L. Lowell
Director since 1990
Chairman of the Board, Ribelin Lowell Alaska USA Insurance Brokers from 2004 to 2006.
President, Ribelin Lowell & Company, an insurance brokerage firm, from 1985 to 2004.



Irene Sparks Rowan
Director since 1991
Director, Klukwan, Inc., an Alaska native corporation, from 1988 to 2000.



John C. Swalling
Director since 2002
President, Swalling & Associates, PC, an accounting firm, since 1991.



David G. Wight
Director since 2006
President & CEO, Alyeska Pipeline Service Company from 2000 to 2006,
following a 40-year career with the Amoco Corporation, which became BP in 1998.

Officers

2007

Marc Langland, Chairman of the Board, President, Chief Executive Officer

Executive Vice Presidents

Joseph Beedle, Chief Lending Officer
Steven Hartung, Quality Assurance Officer
Chris Knudson, Chief Operating Officer
Joe Schierhorn, Chief Financial Officer

Senior Vice Presidents

Audrey Amundson, Accounting Manager, Controller
Dennis Bingham, Loan Administration
Ken Ferguson, Commercial Real Estate Lending Manager
Carolyn Jennings, Branch Administrator
Richard Jerger, Chief Technology Officer
Daniel Lowell, Northrim Funding Services Manager
Victor Mollozzi, Business & Community Development Mgr.
Kate Rice, Human Resources Manager
Gary Roderick, Regional Corporate Loan Manager
Robert L. Shake, Regional Corporate Loan Manager
Tara Tetzlaff, Residential Construction Lending Manager
Paul Wellman, Credit Administration Manager
Lynn Wolfe, Loan Support Services Manager

Vice Presidents

Julie Bailey, Community Development & Compliance Officer
Ravnit Basi-LaChapelle, Risk Management Officer
Lorraine Burgher, Assistant Sales & Service Manager
Blythe Campbell, Marketing and Communications Manager
Sig Casiano, Construction Loan Officer
Catherine Claxton, Commercial Real Estate Loan Officer
Lori Cox, Item Processing Manager
Ray Dinger, Commercial Real Estate Loan Officer
Mark Edwards, Commercial Loan Officer
Barbara Ervin, Assistant Branch Administrator
Kimberly Farrell Brewington, Commercial Cash Management
Sandi Garnand, Commercial Loan Officer
Robert Greer, Commercial Loan Officer
Sheila Hillegeist, Deposit Compliance and Retail Operations
Janet Holland, Facilities Manager
Leonard Horst, Commercial Loan Officer
Jeanine Lillo, Accounting, Assistant Controller
Sue Lyman, Small Business Center Manager
Kathy Martin, Construction Loan Officer
Jim Miller, Commercial Loan Officer
Mary Perez, Branch Administration, Sales & Service Manager
Ted Perez, Commercial Loan Officer
Mark Renner, Commercial Loan Officer
Margaret Rohacek, Relationship Manager
Bill Simpson, Commercial Loan Officer
Amber Smith, Internal Audit Manager
Suzanne Whittle, Information Services Manager
Sharon Wright, Loan Documentation Officer

Assistant Vice Presidents

Lynn Akers, Branch Manager
Robin Bettisworth, Internal Audit Supervisor
Erika Bills, Business Development Officer
Cindy Cevasco, Branch Manager
Latosha Dickinson, Lead Accountant for Financial Reporting
Julee Drennan, Human Resources Officer
Tammy Ferriss, Community Development & Compliance
Angela Freeman, Training Manager
Debbie Ginther, Branch Manager
Sheri Gower, Accounting Supervisor
Glenna Hartman, Credit Administration Officer
Stacey Horn, Credit Administration Officer
Jessica Ibe, Branch Manager
Regina Jackson, Branch Manager
Andrea Jacobson, Security Manager
Jesse Janssen, Commercial Loan Officer
Fiona Johnson, Branch Manager
Tammy Kosa, Branch Manager
Kelly Lykins-Longlet, Risk Management Officer
James Matherly, Commercial Loan Officer
Heidi Moes, Loan Servicing Officer
Maria Muehlenkamp, Business Development Officer
Jorge Pacpaco, Commercial Loan Officer
Amy Penrose, Branch Manager
Rick Pinkerton, Account Executive
Fran Ponge, Branch Manager
Katie Sandau, Electronic Banking Manager
Paula Sanders-Grau, Commercial Cash Management Officer
Aracelis Santiago-Ortiz, Account Executive
Holly Selmann, Operations Manager
Russ Sharpton, Commercial Loan Officer
Rodlynn Smallwood, Branch Manager
Melissa Stewart, Commercial Loan Officer
Rina Suesue, Branch Manager
Mhay Sy, Loan Quality Assurance Officer
Josie Thayer, Commercial Loan Officer
Sherry Townsend, Information Security Officer
Sandra Walters, Branch Manager
Herman White, Commercial Loan Officer
Nancy Wilson, Deposit Compliance Officer
Michele Wrice, Business Analyst
Cathy Wright, Loan Administrative Support Officer

(AVP and above as of 2/29/08)

Our Statement of Values

THIS IS A STATEMENT OF THE VALUES WHICH DEFINE THE CHARACTER OF NORTHRIM AND THE ESSENCE OF WHAT WE STAND FOR.

Customer First Service:

We treat our customers in a caring and personal manner and show genuine concern and respect for them as individuals. This is the driving force behind everything we do.

Integrity:

We value integrity in our employees, in our relationships with our customers, and in our business practices. We believe it is important that customers can trust us to do business in an ethical manner and that both customers and employees believe they are treated with a sense of fairness.

Flexible Approach:

We approach banking in a flexible and creative manner, which enables us to be responsive to our customers and their particular situations. We view problems as opportunities to improve, and changes as opportunities to grow and evolve.

Efficiency:

We recognize that in order to be successful and to remain competitive, we must keep our costs at a reasonable level, strive to improve productivity, and continue to become more efficient in the way we conduct our business.

Employees:

We are dedicated to hiring skilled Alaskans and providing ongoing training and development so they can provide the expertise our customers expect, and can be a resource our customers can count on. We are committed to having a work environment where employees feel an ownership in the bank's success and are rewarded for performance.

Community Commitment:

We are closely tied to the Alaskan communities where we do business, and we believe it is important that we provide leadership, and give back to those communities with our time, talents, and dollars.

Shareholders:

We believe that our shareholders, by choosing to invest in Northrim, have expressed their belief in us and our ability to protect and enhance their investment. By staying true to the values stated herein, and by managing the bank in a prudent and fiscally responsible manner, we build both short- and long-term value for our shareholders.

Information and Addresses

Annual Meeting
Date: Thursday, May 1, 2008
Time: 9 a.m.
Location: Hilton Anchorage Hotel
500 West Third Avenue, Anchorage, Alaska

Stock Symbol
Northrim BanCorp, Inc. stock is traded on the Nasdaq Stock Market under the symbol, NRIM.

Auditor
KPMG LLP

Transfer Agent & Registrar
American Stock Transfer & Trust Company
Phone (800) 937-5449 | info@amstock.com

Legal Counsel
Davis Wright Tremaine LLP

Information Requests
To obtain investor information for Northrim, visit our home page at www.northrim.com and click on the "For Investors" section for stock information and copies of earnings and dividend releases.

If you would like to be added to Northrim's investor email list, send a request to investors@nrim.com or call our Corporate Secretary at (907) 261-3301.

Written requests should be mailed to:
Corporate Secretary
Northrim Bank
P.O. Box 241489
Anchorage, Alaska 99524-1489

This report has not been approved or disapproved for accuracy or adequacy by the Federal Deposit Insurance Corporation, Federal Reserve Bank, Securities and Exchange Commission, or any other regulatory authority.

Member FDIC
Equal Opportunity Employer

EQUAL HOUSING LENDER



Photos on pages 9, 10, 12 and 13 were taken at the Prudhoe Bay facilities of Northrim customers Brooks Range Supply, Colville, Airport Equipment Services, Norgasco, and TDX North Slope Generating.

Design/Production: Classic Design
Cover photography: © 2008 Jupiterimages Corporation
All other photography: Chris Arend Photography

Northrim BanCorp, Inc.

Northrim Bank Locations

Anchorage
Northrim Headquarters
P.O. Box 241489
Anchorage, Alaska 99524-1489
Phone (907) 562-0062
www.northrim.com

Midtown Financial Center
3111 C Street
Phone (907) 562-0062

Huffman Branch
1501 E. Huffman Road
Phone (907) 348-5334

Jewel Lake Branch
9170 Jewel Lake Road
Phone (907) 266-7448

SouthSide Financial Center
8730 Old Seward Highway
Phone (907) 522-8886

West Anchorage Branch & Small Business Center
2709 Spenard Road
Phone (907) 263-3389

Seventh Avenue Branch
550 W. 7th Avenue
Phone (907) 263-3226

36th Avenue Branch
811 E. 36th Avenue
Phone (907) 261-6241

Eagle River
Eagle River Branch
12812 Old Glenn Highway
Phone (907) 694-8998

Wasilla
Wasilla Financial Center
850 E. USA Circle
Phone (907) 376-0330

Fairbanks
Downtown Fairbanks Branch
714 Fourth Avenue
Phone (907) 452-1260

Fairbanks Financial Center
360 Merhar Avenue
Phone (907) 455-1150

Bellevue, Washington
Northrim Funding Services
170 120th Avenue N.E., Suite 202
P.O. Box 50245
Bellevue, WA 98015
Phone (425) 453-1105

Affiliated Companies

Elliott Cove Capital Management, LLC
2003 Western Avenue, Suite 200
Seattle, WA 98121
Phone (206) 267-2683
www.elliottcove.com/northrim

Northrim Benefits Group, LLC
2550 Denali Street, Suite 1502
Anchorage, AK 99503
Phone (907) 263-1401
www.northrimbenefits.com

Residential Mortgage, LLC
Headquarters
100 Calais Drive
Anchorage, AK 99503
Phone (907) 222-8800
www.residentialmtg.com

Pacific Portfolio Consulting, LLC and Pacific Portfolio Trust Company
Two Union Square
601 Union Street, Suite 4343
Seattle, WA 98101
Phone (206) 623-6641
www.pacific-portfolio.com

END